UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         _______________


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. _____)*


                    Nu Skin Asia Pacific, Inc.
                         (Name of Issuer)


                       Class A Common Stock
                  (Title of Class of Securities)


                           67018T-10-5
                          (CUSIP Number)




Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   1    NAME OF REPORTING PERSON(S)

                             Lee M. Brower

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                          (b)  X


   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America


    NUMBER OF        5   SOLE VOTING POWER
      SHARES
   BENEFICIALLY          2,118,172**SEE ITEM 4
     OWNED BY
       EACH
                     6   SHARED VOTING POWER
    REPORTING
   PERSON WITH           378,145**SEE ITEM 4


                     7   SOLE DISPOSITIVE POWER

                         2,118,172**SEE ITEM 4


                     8   SHARED DISPOSITIVE POWER

                         378,145**SEE ITEM 4


   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                         2,496,317**SEE ITEM 4

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                    [__]


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           15.7** SEE ITEM 4

  12    TYPE OF REPORTING PERSON(S)

                                   IN




                           SCHEDULE 13G
                      CUSIP No. 67018T-10-5

Item 1(a).     Name of Issuer:

               The name of the issuer is Nu Skin Asia Pacific, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah
               84601.

Item 2(a).     Name of Person Filing:

               This report is being filed by Lee M. Brower (the
               "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               The address of the Reporting Person is 136 South
               Main Street, Salt Lake City, Utah 84101.

Item 2(c).     Citizenship:

               The Reporting Person is a citizen of the United
               States of America.

Item 2(d).     Title of Class of Securities:

               This report covers the Issuer's Class A Common
               Stock, par value $.001 per share (the "Class A
               Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Class A Common Stock is
               67018T-10-5.

Item 3.        Not applicable.

Item 4.        Ownership.

          (a) The Reporting Person beneficially owns or is deemed to beneficially own 2,496,317 shares of Common Stock as follows: -0- shares of the Class A Common Stock, and 2,496,317 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). The Reporting Person disclaims beneficial ownership of the following: 349,533 shares of Class B Common Stock held indirectly as sole trustee of The SNT Trust; 391,477 shares of the Class B Common Stock held indirectly as sole trustee of The DVNM Trust; 132,823 shares of Class B Common Stock held indirectly as sole trustee of The CWN Trust; 32,823 shares of class B Common Stock held indirectly as co-trustee of The DPN Trust; 132,823 shares of Class B Common Stock held indirectly as co-trustee of The GNT Trust; 6,991 shares of Class B Common Stock held indirectly as sole trustee of The JS Trust; 132,823 shares of Class B Common Stock held indirectly as sole trustee of The JT Trust; 97,869 shares of Class B Common Stock held indirectly as sole trustee of The CB Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The CM Trust; 391,477 shares of Class B Common Stock held indirectly as sole trustee of The BCT Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The ST Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The NJR Trust; 13,981 shares of Class B Common Stock held indirectly as sole trustee of The RLS Trust; 13,981 shares of Class B Common Stock held indirectly as sole trustee of The RBZ Trust; and 112,500 shares of Class B Common Stock held indirectly as independent trustee of The Craig S. Tillotson Fixed Charitable Trust.

          (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Stockholders Agreement effective as of November 20, 1996 entered into by and among the Existing Stockholders (as defined therein) and the Issuer. Assuming conversion of all shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by him, Lee M. Brower would beneficially own or be deemed to beneficially own 2,496,317 shares of Class A Common Stock which would constitute 15.7% of the number of shares of then outstanding Class A Common Stock.

               Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,496,317 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Lee M. Brower, he would beneficially own or be deemed to beneficially own 2,496,317 shares of Class A Common Stock which would constitute 0.4% of the aggregate voting power of the Issuer.

               Assuming no conversion of outstanding shares of Class B Common Stock beneficially owned or deemed to be owned by Lee M. Brower, he would beneficially own or be deemed to beneficially own 2,496,317 shares of Class B Common Stock which would constitute 3.4% the aggregate voting power of the Issuer.

          (c) (i) Assuming conversion of all outstanding 2,118,172 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Lee M. Brower, with respect to which he has sole voting power, Lee M. Brower would have sole voting power over 2,118,172 shares of Class A Common Stock as follows: 349,533 shares of Class B Common Stock held indirectly as sole trustee of The SNT Trust; 391,477 shares of the Class B Common Stock held indirectly as sole trustee of The DVNM Trust; 132,823 shares of Class B Common Stock held indirectly as sole trustee of The CWN Trust; 6,991 shares of Class B Common Stock held indirectly as sole trustee of The JS Trust; 132,823 shares of Class B Common Stock held indirectly as sole trustee of The JT Trust; 97,869 shares of Class B Common Stock held indirectly as sole trustee of The CB Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The CM Trust; 391,477 shares of Class B Common Stock held indirectly as sole trustee of The BCT Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The ST Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The NJR Trust; 13,981 shares of Class B Common Stock held indirectly as sole trustee of The RLS Trust; and 13,981 shares of Class B Common Stock held indirectly as sole trustee of The RBZ Trust.

               (ii) Assuming conversion of all outstanding
               378,145 shares of Class B Common Stock
               beneficially owned or deemed to beneficially owned by Lee M. Brower, with respect to which he shares voting power, Lee M. Brower would share voting power over 378,145 shares of Class A Common Stock as follows: 132,823 shares of Class A Common Stock held indirectly as co-trustee of The DPN Trust; 132,823 shares of Class A Common Stock held indirectly as co-trustee The GNT Trust; and 112,500 shares of Class A Common Stock held indirectly as an independent trustee of The Craig
               S. Tillotson Fixed Charitable Trust.

               (iii) Assuming conversion of all outstanding
               2,118,172 shares of Class B Common Stock beneficially owned deemed to be beneficially owned by Lee M. Brower, with respect to which he has sole dispositive power, Lee M. Brower would have sole dispositive power over 2,118,172 shares of Class A Common Stock as follows: 349,533 shares of Class B Common Stock held indirectly as sole trustee of The SNT Trust; 391,477 shares of the Class B Common Stock held indirectly as sole trustee of The DVNM Trust; the 132,823 shares of Class B Common Stock held indirectly as sole trustee of The CWN Trust; 6,991 shares of Class B Common Stock held indirectly as sole trustee of The JS Trust; 132,823 shares of Class B Common Stock held indirectly as sole trustee of The JT Trust; 97,869 shares of Class B Common Stock held indirectly as sole trustee of The CB Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The CM Trust; 391,477 shares of Class B Common Stock held indirectly as sole trustee of The BCT Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The ST Trust; 195,739 shares of Class B Common Stock held indirectly as sole trustee of The NJR Trust; 13,981 shares of Class B Common Stock held indirectly as sole trustee of The RLS Trust; and 13,981 shares of Class B Common Stock held indirectly as sole trustee of The RBZ Trust

               (iv)  Assuming conversion of all outstanding
               378,145 shares of Class B Common Stock
               beneficially owned or deemed to be beneficially owned by Lee M. Brower, with respect to which he shares dispositive power, Lee M. Brower would share dispositive power over 378,145 shares of Class B Common Stock as follows: 132,823 shares of Class A Common Stock held indirectly as co-trustee of The DPN Trust; 132,823 shares of Class A Common Stock held indirectly as co-trustee of The GNT Trust; and 112,500 shares of Class A Common Stock held indirectly as independent trustee of The Craig S. Tillotson Fixed Charitable Trust.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               Not applicable

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

               The Reporting Person is a party to a Stockholders Agreement (the "Stockholders Agreement"), effective as of November 20, 1996, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Stockholders Agreement, Transfers with the U.S. Securities and Exchange Commission or similar regulatory agency of a foreign jurisdiction or a Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act or Transfers by sale in a widely distributed underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission.

               The Reporting Person disclaim beneficial ownership of all shares of Class B Common Stock held by other parties to the Stockholders Agreement, except as otherwise reported in Item 4 of this
               Schedule 13G.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.






                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Lee M. Brower
                                   By:     Lee M. Brower
                                   Dated:  February 14, 1997




                            EXHIBIT A

          List of Parties to the Stockholders Agreement


Nu Skin Asia Pacific, Inc.

Blake M. Roney, (a) individually, (b) as General Partner for
BNASIA, Ltd., (c) as Trustee for The Blake M. and Nancy L. Roney
Foundation, (d) as Trustee for The S and K Lund Trust, and (e) as
Trustee for The B and D Roney Trust.

Nancy L. Roney, (a) as General Partner for BNASIA, Ltd. and
(b) as Trustee for The Blake M. and Nancy L. Roney Foundation.

BNASIA, Ltd.

The ALL R's Trust

The B & N Roney Trust

The WFA Trust

The Blake M. and Nancy L. Roney Foundation

B & N Rhino Company, L.C.

Nedra D. Roney, (a) individually and (b) as Trustee for The Nedra
Roney Foundation.

The MAR Trust

The NR Trust

The Nedra Roney Foundation

The Nedra Roney Fixed Charitable Trust

NR Rhino Company, L.C.

Rick Roney, (a) individually, and (b) as Trustee for The K and M
Roney Trust.

Burke Roney

Park Roney

Sandra N. Tillotson, (a) individually, (b) as Trustee for The
Sandra N. Tillotson Fixed Charitable Trust, (c) as Manager of CST
Rhino Company, L.C., and (d) as Trustee of The CST Trust.

The SNT Trust

The DVNM Trust

The CWN Trust

The DPN Trust

The GNT Trust

The LMB Trust

The Sandra N. Tillotson Fixed Charitable Trust

SNT Rhino Company, L.C.

Steven J. Lund, (a) individually, (b) as General Partner for SKASIA, Ltd., (c) as Trustee for The Steven J. and Kalleen Lund Foundation and (d) as Trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as Trustee for The ALL R's Trust,
(f) as Trustee for the B & N Roney Trust, (g) as Trustee for The WFA Trust, (h) as Trustee for The C and K Trust, and (i) as President of Nu Skin Asia Pacific, Inc.

Kalleen Lund, (a) as General Partner of SKASIA, Ltd., (b) as
Trustee for The Steven J. and Kalleen Lund Foundation, and (c) as
Trustee for The Steven and Kalleen Lund Fixed Charitable Trust.

SKASIA, Ltd.

The S and K Lund Trust

The Steven J. and Kalleen Lund Foundation

The Steven and Kalleen Lund Fixed Charitable Trust

S & K Rhino Company, L.C.

Brooke B. Roney, (a) individually, (b) as General Partner of
BDASIA, Ltd., and (c) as Trustee for The Brooke Brennan and
Denise Renee Roney Foundation.

Denise R. Roney, (a) as General Partner of BDASIA, Ltd., and
(b) as Trustee for The Brooke Brennan and Denise Renee Roney
Foundation.

BDASIA, Ltd.

The B and D Roney Trust

The Brook Brennan and Denise Renee Roney Foundation

Kirk V. Roney, (a) individually, (b) as General Partner of
KMASIA, Ltd., and (c) as Trustee for The Kirk and Melanie Roney
Fixed Charitable Trust.

Melanie K. Roney, (a) as General Partner of KMASIA, Ltd., and
(b) as Trustee for The Kirk and Melanie Roney Fixed Charitable
Trust.

KMASIA, Ltd.

The K and M. Roney Trust

The Kirk and Melanie Roney Fixed Charitable Trust

K & M Rhino Company, L.C.

Keith R. Halls, (a) individually, (b) as Trustee for The MAR Trust, (c) as Trustee for The NR Trust, (d) as Trustee for The Nedra Roney Fixed Charitable Trust, (e) as General Partner for KAASIA, Ltd., (f) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as Trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as Manager of CKB Rhino Company, L.C.

Anna Lisa Massaro Halls, (a) as General Partner for KAASIA, Ltd.,
(b) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable
Trust, and (c) as Trustee for The Keith Ray and Anna Lisa Massaro
Halls Foundation.

KAASIA, Ltd.

The K and A Halls Trust

The Halls Family Trust

The Keith and Anna Lisa Halls Fixed Charitable Trust

The Keith Ray and Anna Lisa Massaro Halls Foundation

K & A Rhino Company, L.C.

Craig S. Tillotson, (a) individually, (b) as Trustee for The
Craig S. Tillotson Fixed Charitable Trust, (c) as Manager of SNT
Rhino Company, L.C., (d) as Trustee for The DPN Trust, and (e) as
Trustee for The GNT Trust.

The CST Trust

The JS Trust

The JT Trust

The CB Trust

The CM Trust

The BCT Trust

The ST Trust

The NJR Trust

The RLS Trust

The RBZ Trust

The LB Trust

The Craig S. Tillotson Fixed Charitable Trust

CST Rhino Company, L.C.

R. Craig Bryson, (a) individually, (b) as General Partner for
RCKASIA, Ltd., (c) as Trustee for The Bryson Foundation and
(d) as Trustee for The Bryson Fixed Charitable Trust.

Kathleen D. Bryson, (a) as General Partner for RCKASIA, Ltd.,
(b) as Trustee for The Bryson Foundation and (c) as Trustee for
The Bryson Fixed Charitable Trust.

RCKASIA, Ltd.

The C and K Trust

The Bryson Foundation

The Bryson Fixed Charitable Trust

CKB Rhino Company, L.C.

Michael L. Halls, (a) as Trustee for The K and A Halls Trust, and
(b) as Trustee for The Halls Family Trust.

Craig F. McCullough, (a) as Manager of B & N Rhino Company, L.C.,
(b) as Manager of NR Rhino Company, L.C., (c) as Manger of S & K
Rhino Company, L.C., (d) as Manager of K & M Rhino Company, L.C., and (e) as Manager of K & A Rhino Company, L.C.

Robert L. Stayner as Independent Trustee of The Bryson Fixed
Charitable Trust.

Evan A. Schmutz, (a) as Trustee for The Nedra Roney Foundation, and (b) as Independent Trustee for The Nedra Roney Fixed
Charitable Trust.

Lee Brower, (a) as Trustee for The SNT Trust, (b) as Trustee for The DVNM Trust, (c) as Trustee for The CWN Trust, (d) as Trustee for The DPN Trust, (e) as Trustee for The GNT Trust, (f) as Trustee for The JS Trust, (g) as Trustee for The JT Trust, (h) as Trustee for The CB Trust, (i) as Trustee for the CM Trust, (j) as Trustee for The BCT Trust, (k) as Trustee for The ST Trust,
(l) as Trustee for The NJR Trust, (m) as Trustee for The RLS Trust, (o) as Trustee for The RBZ Trust, and (p) as Trustee for The Craig. S. Tillotson Fixed Charitable Trust.

Gregory N. Barrick, (a) as Trustee for The LMB Trust, and (b) as
Trustee for The LB Trust.

L.S. McCullough, (a) as Independent Trustee of The Sandra N.
Tillotson Fixed Charitable Trust, (b) as Independent Trustee for
The Steven and Kalleen Lund Fixed Charitable Trust, (c) as
Independent Trustee for The Kirk and Melanie Roney Fixed
Charitable trust, and (d) as Independent Trustee of The Keith and
Anna Lisa Halls Fixed Charitable Trust.